On November 10, 2009, the Board approved terminating the Sub-Investment Advisory Agreement between Rochdale Investment Management and AIG Global Investment Corp. due to the sale by American International Group, Inc. of a portion of its investment advisory and asset management business to Bridge Partners, L.P., a Cayman Islands exempted limited partnership formed by Pacific Century Group.  An interim Sub-Investment Advisory Agreement was approved with Bridge Partners, L.P. at this meeting.  The approval of Bridge Partners, L.P. as the Master Fund’s sub-advisor is contingent upon the approval of an investor proxy vote expected to occur in the near future.